13010605

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Reiner (713)-831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE M. CHATTOM
Notary Public, State of Texas
My Commission Expires 12-14-2014

Thomas Norwood
Signature

Chief Financial Officer & Treasurer
Title

Jane Chattom
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Independent Auditor's Report

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.

We have audited the accompanying financial statements of VALIC Financial Advisors, Inc. which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 1201 Louisiana Street, Suite 2900, Houston, TX77002-5678
T: (713) 356 4000, F: (713)356 4717, www.pwc.com/us

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Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2013

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 23,234,254
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	309,700
Accounts receivable from affiliates	2,595
Dealer concession receivable	524,114
Dealer concession receivable from affiliates	808,900
Advisory service fee receivable	18,182,400
Service fee receivable	1,694,000
Interest receivable	3,158
Prepaid expenses	33,053
Deferred tax asset	116,133
Total assets	$ 44,963,309
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable to affiliates	$ 59,772
Commissions payable	8,202,242
Accrued liabilities	1,529,500
State taxes payable to affiliate	463,448
Federal income tax payable to affiliate - current	1,289,001
Total liabilities	11,543,963
Commitments and contingencies (note 8)	
Stockholder's equity	
Common stock, par value $1 per share	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	29,387,976
Total stockholder's equity	33,419,346
Total liabilities and stockholder's equity	$ 44,963,309

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2012

Revenues	
Dealer concession revenue	$ 14,502,047
Dealer concession revenue from affiliates	129,618,162
Service fee income	14,566,759
Service fee income from affiliates	395,971
Advisory service fees	65,094,095
Field operating expenses reimbursement from Parent	19,740,356
Interest	33,361
Other	1,956,357
Total revenues	245,907,108
Expenses	
Commissions	164,289,812
Selling expenses	4,728
Field operating expenses	19,740,356
General and administrative	7,500,968
Licenses and fees	1,627,788
Professional fees	119,700
Clearing fees	909,546
Total expenses	194,192,898
Income before taxes	51,714,210
Income tax expense (note 9)	19,375,075
Net income	$ 32,339,135

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2012	$ 1,000	$ 4,030,370	$ 26,448,841	$ 30,480,211
Dividends paid to Parent	-	-	(29,400,000)	(29,400,000)
Net income	-	-	32,339,135	32,339,135
Balances at December 31, 2012	$ 1,000	$ 4,030,370	$ 29,387,976	$ 33,419,346

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Operating activities	
Net income	$ 32,339,135
Reconciling adjustments to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(9,800)
Accounts receivable from affiliates	942,844
Dealer concession receivable	(88,585)
Dealer concession receivable from affiliates	(36,600)
Advisory service fee receivable	(2,340,800)
Service fee receivable	3,880,200
Interest receivable	(1,356)
Prepaid expenses	64,211
Deferred tax asset	(116,133)
Accounts payable to affiliates	(93,710)
Commissions payable	891,901
Accrued liabilities	167,200
Sales taxes payable to affiliate	(785)
State taxes payable to affiliate	278,779
Federal income tax payable to affiliate - current	1,268,960
Federal income tax payable to affiliate - deferred	(203,238)
Net cash provided by operating activities	36,942,223
Financing activities	
Dividends paid to Parent	(29,400,000)
Net cash used in financing activities	(29,400,000)
Net increase in cash and cash equivalents	7,542,223
Cash and cash equivalents	
Beginning of year	15,692,031
End of year	$ 23,234,254
Supplemental cash flow information	
Taxes paid to affiliate	$ 16,269,365

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations
VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(ii), as described in Supplemental Schedule II.

The Company is a party to a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

The Company is a party to a second distribution agreement with SACS, whereby the Company distributes certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

The Company is a party to a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company is a party to a selling agreement with American General Life Insurance Company ("AGL"), an indirect, wholly owned subsidiary of AIG, whereby the Company is responsible for selling various products for AGL.

The Company also distributes term life insurance products for American General Life Insurance Company ("AGLIC"), an indirect, wholly owned subsidiary of AIG.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the AIG. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax provision or benefit calculated is either remitted to or received from AIG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2012, the deferred federal income taxes receivable to an affiliate was $116,133, and the current federal income taxes payable to an affiliate was $1,289,001. At December 31, 2012, the state taxes payable to an affiliate was $463,448.

Cash and Cash Equivalents
The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $250,000. Management believes that the risk of loss is minimal.

Cash equivalents of $23,153,637 at December 31, 2012 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dealer Concession Revenue
Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income
The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees
Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant management judgment. Management considers

observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Management has determined that the fair value of the Company's money market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as a level 1 security.

2. Recent Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities
In December 2011, the Financial Accounting Standards Board ("FASB") issued disclosure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity's financial position. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, entities are required to disclose collateral received and posted in connection with master netting agreements or similar arrangements. This guidance is effective for interim and annual periods beginning on or after January 1, 2013 and will be applied retrospectively for all comparative periods presented. The adoption of this guidance will result in increased disclosures, but will have no material effect on the Company's financial condition or results of operations.

Presentation of Comprehensive Income
In June 2011, the FASB issued amended guidance that eliminates the option to report other comprehensive income and its components in the statement of change in equity. The main provisions of this amended guidance provide that an entity that reports items of other comprehensive income present comprehensive income in either: (1) a single financial statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and total comprehensive income; or (2) a two-statement approach, where the components of net income and total net income are presented in the first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and total comprehensive income. For nonpublic entities, the amendments were effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter (January 1, 2012 for the Company). The adoption of this guidance had no effect on the Company's financial condition or results of operations.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs
In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP with the fair value measurement guidance concurrently issued by the International Accounting Standards Board for International Financial Reporting Standards (IFRS). The amended guidance does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under GAAP. While many of the changes are clarifications of existing guidance or wording changes to align with IFRS, the amended guidance changes some fair value measurement principles and disclosure requirements. For nonpublic entities, the amendments were effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

3. Accounts Receivable

Amounts due to the Company at December 31, 2012 consisted of fees and commissions from the Company's clearing brokers. These receivables are short term in nature; therefore, the carrying value approximates fair value.

4. Deposits Held by Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds on deposit with the clearing brokers to meet this requirement. As of December 31, 2012, there were no amounts owed to the clearing brokers by these customers.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^2/_3$% of aggregate indebtedness.

At December 31, 2012, the Company had net capital of $11,804,490, which was $11,034,892 in excess of its required net capital of $769,598. The ratio of aggregate indebtedness to net capital is 0.978 to 1. See Schedule I.

6. Transactions With Affiliates

During 2012, the Company paid dividends to VALIC of $29,400,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices are paid by VALIC. These expenses are included in the statement of operations as field operating expenses and also field operating expenses reimbursement from Parent.

Dealer concession revenue from affiliates of $129,618,162 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $808,900 represents amounts due at December 31, 2012 for these services.

During 2012, the Company paid $376,742 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent ("sub-TA") fees deposited by the Company.

VALIC charges the Company for various administrative services provided. During 2012, the Company paid VALIC $6,797,279 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts receivable from affiliates of $2,595 at December 31, 2012 consists of MIP IRA chargebacks due from VALIC.

Accounts payable to affiliates of $59,772 at December 31, 2012 consists of an amount due to VALIC for estimated overrides owed to field management.

Balances with affiliates are cleared no less than quarterly.

7. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2012. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2012.

8. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right. During 2012, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

9. Income Taxes

The current and deferred portions of income tax expense (benefit) included in the Statement of Operations as determined in accordance with ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ 17,538,325	$ (319,371)	$ 17,218,954
State income and franchise	2,156,121	-	2,156,121
	$ 19,694,446	$ (319,371)	$ 19,375,075

The difference between the federal statutory tax rate of 35% and the Company's effective rate of 37.5% for the year ending December 31, 2012 is primarily due to state income taxes net of federal effect.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

10. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 27, 2013, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2012 — Schedule I

Net capital	
Total stockholder's equity	$ 33,419,346
Deductions and/or charges:	
Non-allowable assets:	
Funds deposited with clearing organizations	5,002
Accounts receivable	309,700
Accounts receivable from affiliates	2,595
Deferred tax asset	116,133
Dealer concession receivable from affiliates	808,900
Advisory service fee receivable	18,182,400
Service fee receivable	1,694,000
Prepaid expenses	33,053
	21,151,783
Net capital before haircuts on securities positions	12,267,563
Haircuts on securities:	
Money market fund	463,073
Net capital	$ 11,804,490
Aggregate indebtedness	$ 11,543,963
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$ 769,598
Excess net capital	$ 11,034,892
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 10,650,094
Ratio: aggregate indebtedness to net capital	0.978 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2012.

VALIC Financial Advisors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 — Schedule II

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3.

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Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g) (1)

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.

In planning and performing our audit of the financial statements of VALIC Financial Advisors, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013

VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Schedules
December 31, 2012

VALIC Financial Advisors, Inc.
Index
December 31, 2012

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Report of Independent Accountants

To the Board of Directors and Stockholder of VALIC Financial Advisors, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of VALIC Financial Advisors Inc. for the year ended December 31, 2012, which were agreed to by VALIC Financial Advisors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating VALIC Financial Advisors Inc's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for VALIC Financial Advisors Inc 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows
    a. We obtained a wire transfer request dated July 12, 2012 in the amount of $81,057 with reference number #8-050018 to SIPC for the general assessment payment for the first half of the fiscal year ending December 31, 2012 and compared the payment to the VALIC Bank Transaction Report dated July 12, 2012, noting no differences.
    b. We obtained a wire transfer request dated January 17, 2013 in the amount of $87,698 with reference number #8-050018 to SIPC for the general assessment payment for the second half of fiscal year ending December 31, 2012 and compared the payment to the VALIC Bank Transaction Report dated January 17, 2013, noting no differences.

2. Compared the Total Revenue amount reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $245,907,108 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from transactions in security futures products, of $178,398,788 to a supporting schedule Securities Investor Protection Corp. 2nd Half of 2012 Assessment worksheet provided by John Reiner, Director. No difference was noted.

b. Compared deductions on line 2c(6), 100% of commissions and markups earned from transaction in (i) certificates of deposits and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date of $6,291 to supporting schedule provided by John Reiner, Director. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d to the amount of $67,502,029 and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7 to the amount $168,755, noting no differences.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted

      The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. Recalculated the mathematical accuracy of gross revenue and total deductible revenue calculated on the supporting schedule Securities Investor Protection Corp. 2nd Half of 2012 Assessment worksheet provided by John Reiner, Director. No difference was noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013